Exhibit 99.2

Management’s Discussion and Analysis
Third Quarter Ended September 30, 2012

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. and its subsidiaries (“Baja” or the “Company”) provides analysis of the Company’s financial results for the quarter ended September 30, 2012. All financial information included in this MD&A, including comparatives, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following information should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2012 and notes to those financial statements, all of which are available on the SEDAR website at www.sedar.com. Financial information is expressed in United States dollars, unless stated otherwise. This MD&A is current as of November 13, 2012.

Caution on forward-looking information

This MD&A contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results, mineral resource estimates, projected liquidity, capital expenditures, available capital resources and the potential availability of short-term and long-term financing, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include the impact of the loss of control of the Company’s principal asset and related uncertainties regarding decisions on the further development of the Boleo Project (“Boleo” or the “Project”), uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Project, and the issuance of required permits; the need to obtain additional financing to fund current working capital needs and to fund cost overruns to enable the MMB to resume drawing on its existing senior debt facilities, the uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2011, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Baja uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja are in compliance with NI 43-101, and also qualify as reserves under the SEC’s standards.

Summary Third quarter highlights and recent events

  Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”) remains in an Event of Default resulting from the Project cost overruns identified during the quarter ended June 30, 2012.

  The $90 million Stage I interim funding was completed on August 27, 2012 but the Stage II funding has not yet been committed by the Consortium (defined below), although a further $104 million has been advanced to MMB by the Consortium subsequent to September 30, 2012, to enable continued construction of the Project.

  The standstill agreement with the MMB’s senior lenders has been extended to November 20, 2012 and the Consortium is actively engaging with the lenders in a renegotiation of the original project financing in an effort to partially re-activate the loan facilities by November 20, 2012.

  At the time of completion of the Stage I interim funding on August 27, 2012, the Company’s interest in MMB was reduced from 70% to 49%, which resulted in the Consortium acquiring control of MMB and the transfer of management responsibility over MMB from Baja to the Consortium.

  The Company reported a loss during the quarter ended September 30, 2012 of $152.3 million, substantially attributable to the loss of $115.8 million relating to the deconsolidation of MMB triggered by the loss of control.

Risk factors

In addition to the risks and uncertainties described in the Company’s Annual Information Form for the year ended December 31, 2011, readers should carefully consider the additional risk factors set out below before deciding whether to invest in the common shares of Baja:

Event of Default
During the quarter ended June 30, 2012, the Company determined that the cost to construct the Project could be as high as $1,667 million, which significantly exceeds MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million). As the Company was unable to finance the funding shortfall within 60 days and, as of the date of this MD&A, a final solution to fund the shortfall has not yet been implemented, MMB is in an Event of Default as defined in MMB’s senior lending agreements. Should MMB remain in an Event of Default at the expiration of any standstill agreement, currently November 20, 2012, as a result of this (or any other arising) defaults, the senior lenders may exercise any combination of the following remedies available to the lender group:

  cancelling the total lending commitments available to MMB;

  declaring that all or part of the loans, together with accrued interest, be immediately due and payable;

  declaring that all or part of the loans be payable on demand;

  terminating or closing out the MMB’s copper hedging contracts; and

  exercising any other rights or remedies available to the senior lenders when a default is continuing.

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Change in Control of MMB
On July 26, 2012, Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”) agreed to a potential funding solution for the forecasted cost overruns at the Project (the “Consortium Financing”).

On August 27, 2012, pursuant to the Consortium Financing, the Consortium completed the $90 million Stage I interim funding contribution to MMB, at which time the Consortium’s interest in MMB was increased from 30% to 51%. Upon completion of Stage I of the Consortium Financing, the transition of control and management responsibility over MMB from Baja to the Consortium was initiated and the Consortium acquired the right to implement certain amendments to the current Shareholder Agreement between Baja and the Consortium, expanding the power of the Consortium to manage the business of MMB and limiting Baja’s rights. The ultimate nature of the Company’s participation and role in the future operations and strategic decision making of the Project is uncertain at this time.

The Consortium has no previous operational experience at the Project. It is uncertain whether MMB will be able to obtain the services of the personnel it requires to advance the Project or to successfully manage the transition of control of MMB and the Project.

Consortium Financing Uncertainties
The latest of several standstill agreements with MMB’s senior lenders expires on November 20, 2012. While MMB’s senior lenders continue to work with the Consortium and the Company to secure a final funding solution for MMB and the Consortium has continued to support MMB with further advances of funds over and above that contributed in the Stage I interim funding, the Consortium has not yet committed to complete the Stage II funding. Should the Consortium choose not to complete Stage II of the Consortium Financing, Baja expects the result would be the immediate shutdown of the Project and the insolvency of MMB. As the Company has provided a proportionate (70%) guarantee in respect of MMB’s debt and a proportionate (70%) economic completion guarantee, the insolvency of MMB would result in the lenders calling on the guarantees, which would result in the insolvency of the Company.

Further Dilution Consequences of the Consortium Financing
Completion of Stage II of the Consortium Financing will result in an immediate and significant further dilution of Baja’s interest in MMB. If the Consortium elects to proceed with Stage II of the Consortium Financing and Baja is unable to contribute, Baja’s interest in MMB will be diluted from 49% to 10%. If the total costs to complete the Project exceed the Stage II Consortium Financing of $443.4 million and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be further diluted according to a dilution formula to be negotiated.

Even if Baja is able to participate in Stage II of the Consortium Financing, the additional interest which it will be able to retain in MMB will be limited. If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage calculated by multiplying 39% (the percentage of MMB represented by 100% of the Stage II funding) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Stage II participation right by the total amount of the Stage II funding. As an illustration, if Baja fully exercised its Stage II participation right, it would require approximately $341 million to retain the maximum 40% interest in MMB, at which it is capped if it participates in the Stage II Consortium Financing. Under the terms of the existing Consortium Financing, Baja is able to attempt to raise funds for Stage II participation only by way of a non-backstopped rights offering, so expects to have limited funds to exercise its Stage II participation right if the Consortium proceeds with Stage II of the Consortium Financing.

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The Company may be unable to continue as a going concern
The Company’s interest in MMB is its principal asset. The Company’s market capitalization has declined to below $45 million.

The availability of funding from MMB’s senior debt is subject to numerous conditions and requirements, among others, that the forecast Project capital cost overruns not exceed the existing cost overrun facilities. As a result of MMB’s cost overruns and resulting funding shortfall, no further funds will be available from the MMB’s senior loan facilities unless an acceptable funding solution is provided to MMB’s primary lenders. The Consortium may elect to finance the complete funding shortfall by completing Stage II of the Consortium Financing. However, this remains subject to the completion of further due diligence and approvals by the boards of directors and/or of the respective members of the Consortium. Discussions between the Consortium, the senior lenders and the Company are ongoing but a positive resolution cannot be assured. Should MMB continue not to be permitted to draw on its loans, the resources available to continue with the development of the Project would be inadequate and the Project might be required to shut down.

Should the Company and MMB be forced to shut down the Project and/or the senior lenders choose to exercise remedies available to the lender group, the Company may be ultimately held accountable for the settlement of its proportionate obligation under the current senior facilities completion guarantee. Regardless of any changes in the Company’s interest in MMB, the Company remains liable for 70% of MMB’s senior borrowings under the current terms of the guarantee agreement. In addition, the Company has provided an economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at September 30, 2012, MMB had drawn $360.8 million against its senior facilities.

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following: (i) the continued interim funding of MMB by the Consortium; (ii) the continued support of the senior lenders in choosing not to exercise any remedies available to them under the Event of Default in the event of the expiration on November 20, 2012 of the latest standstill agreement, (iii) an election by the Consortium to complete the Stage II of the proposed funding solution; (iv) approval by the senior lenders of the proposed funding solution and reinstatement of the remaining senior debt facilities and cost overrun facilities; (v) completion of development of the Boleo Project; and (vii) establishing profitable operations.

In addition, should the Company be required to repay the refundable manganese deposit liability, it currently has insufficient funds available to settle this liability. See “Refundable Manganese Deposit Liability”.

The success of these factors above cannot be assured, and accordingly there is substantial doubt about the Company’s ability to continue as a going concern.

MMB continues to face a liquidity crisis
Despite completion of the Stage I interim funding and additional funding being provided to MMB by the Consortium subsequent to September 30, 2012, MMB continues to face a liquidity crisis.

MMB has implemented an aggressive cash flow management strategy in the hopes of maintaining the Project as a going concern. While the receipt of the Stage I and additional interim funding have partly aided MMB in the management of its relationships with vendors and suppliers, MMB must continue to actively manage its vendor/supplier debts pending a final decision by the Consortium on the Stage II funding. Should the Consortium not complete the Stage II funding or advance additional funds by the November 20, 2012 expiry date of the standstill agreement, at which time it is anticipated MMB will deplete its available funds, MMB may be forced implement an orderly shut-down drawing upon $20 million maintained by it in a restricted intermediary cash account for this purpose.

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No current schedule
The liquidity crisis and the cash flow management strategy adopted by MMB in response continues to have an impact on various aspects of the Project including vendor deliveries, vendor schedules, non-critical construction progress, and engineering closeout. In view of the above, the Company withdrew all previous timing guidance. Since a permanent funding solution has not yet been developed and full-scale development has not yet recommenced, no schedule can currently be committed to for the completion of and first production from any of the copper, cobalt or zinc circuits.

Capital and operating costs may exceed current estimates
The capital costs of the Project are subject to a number of estimates, including, but not limited to, the prices of equipment, construction materials and key consumables, including steel and fuel, as well as to changes in scope and design and the construction schedule. In addition, the Project costs may be impacted by delays and inefficiencies attributable to MMB’s ongoing liquidity crisis. The Company also previously announced its preliminary view that projected operating expenses at the Project have risen significantly, driven by increased mining costs, higher sulfur costs, higher diesel volumes and costs, and higher labour expense (headcount and rates).

The Company and MMB have engaged the mining consulting firm, SRK Consulting, to conduct a complete review of the Project and to provide management with an updated NI 43-101 compliant technical report on the Project. The Project could prove to be uneconomic for commercial operations should the capital and operating costs of the Project significantly increase beyond current estimates. The Company anticipates receipt of a summary of the updated NI 43-101 compliant technical report on the Project before the end of November 2012 and plans to file the full report 45 days subsequently.

The development schedule has changed and may be subject to further change
The development schedule of the Project has been negatively affected by the forecast cost overruns at the Project and delays in reaching a final funding solution, and may be subject to further change due to factors which may or may not be within the control of the Company or MMB’s management. Such factors may include, but are not limited to, losses of or inability to attract skilled personnel, insufficient project funding, natural disasters, unavailability of construction materials or permits, and work stoppage due to labour actions.

Accuracy of Mineral Reserve and Resource Estimates
The calculations of amounts of mineralized material are estimates only. Actual recoveries of copper or other metals or concentrates from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, dilution, ore loss, ground conditions, stripping ratio, or the price of the saleable commodities may affect the economic viability of the Project.

Until a previously un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and operating costs. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by surface mining techniques may affect the economic viability of the Project.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details such as continuity and localized faulting that have not been identified or correctly appreciated at the current level of delineation. These result in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The mineral reserve and resource estimates may be reviewed and updated based upon and pending receipt of the updated NI 43-101 technical report prepared by SRK Consulting.

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Mining difficulties
The Project represents a predominantly soft-rock, underground ore-body, spread amongst seven flat-lying ore beds (or “mantos”). MMB was planning to apply a mechanized room-and-pillar mining method for most of the mining, utilizing a fleet of continuous miners, mobile roof support and mobile haulage equipment for the purpose of advance and retreat mining.

However, underground, soft-rock mining presents a number of significant challenges including (but not limited to) safe and efficient ground control, geotechnical complexities aggravated by the presence of historic underground mine excavations (some filled and some unfilled), attracting and retaining suitably skilled personnel, operating specialized mining equipment and associated maintenance support.

The Company and MMB have engaged SRK to evaluate potential alternative mine plans, including increasing the proportion of open pit mine workings. There is no assurance that MMB will be able to achieve the production volumes required to ensure the economic viability of the Project.

Changes in the Board and management
During the quarter ended June 30, 2012, following the onset of the liquidity crisis, the Company’s Board of Directors (the “Board”) underwent significant changes. During the current quarter, the Board underwent further changes with four resignations and two appointments. Mr. Ken Murphy and Mr. Stephen Lehner both resigned from the Board on July 31, 2012. Mr. Peter Clausi and Mr. Ross Glanville joined the board on August 7, 2012, and on August 10, 2012 Mr. Lorie Waisberg, Chairman, and Mr. François Marland resigned from the Board. Mr. Glanville was formerly a member of the Board from April 2005 until May, 2011. These Board changes over the course of only a few months present potential issues with continuity, and further Board changes may occur.

Subsequent to the quarter end, Baja’s CFO, Mr. Rowland Wallenius, transferred to MMB under the transition plan. At that time, Mr. Tom Ogryzlo, Interim CEO, was appointed Interim CFO. It is anticipated that significant further changes will occur to the business of Baja, following its loss of control of MMB and possible additional ownership dilution. During the quarter under review, the Consortium initiated discussions to cause MMB to hire certain key employees of Baja to continue to work with MMB. There will be more significant changes in the Company’s management.

Any failure by the Company’s Interim CEO, any successor CEO or other member of senior management, or the Company’s management team to perform as expected may have a material adverse effect on Company’s business, results of operations and financial condition.

Retention and attraction of key management, construction and operational personnel
The mining industry is competitive in all of its phases, including recruiting qualified personnel .The Company and MMB face strong competition from other mining companies in talent identification, recruitment and retention. Many competitors have greater financial resources, operational experience and technical capabilities than Baja and MMB. As a result of this competition, the Company and MMB may have difficulty attracting and retaining key employees and management through the balance of construction and into operations at the Project. In addition, pressures to complete construction on schedule while competing for staff in a globally competitive environment can in turn require the employment of less qualified employees that require additional training.

The Company and MMB are dependent upon its key management personnel who are responsible for developing and operating the Project, exploration, mine and plant design, human resources and financing strategies. The further loss of the services of key management personnel could have further material adverse effects on the Project. The Company’s ability to provide management services is limited by the number of personnel that have been retained.

MMB’s liquidity concerns and funding shortfall has caused considerable uncertainty. During the period under review, the Company and MMB experienced further loss of key operational personnel at a manager level or higher, and other management initiated their transition to MMB. There can be no assurance that the Company

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or MMB will be able to retain its key management personnel and that the Company is able to attract suitable replacements to help support any strategy that may be adopted by the Board to refocus the business in a particular direction.

Ongoing and Potential Future Litigation
Following the Company’s announcement of the forecast Project cost overruns on April 23, 2012, the Company has become subject to a number of legal proceedings and litigation, including a class action lawsuit initiated by a shareholder seeking among other relief, damages in the amount of $250 million. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could significantly affect the Company’s financial position. The Company intends to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which the Company may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition could be material. Please see “Legal Proceedings” contained herein for further details.

Refundable Manganese Deposit Liability
The Company has a refundable deposit liability of $10 million from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Project by the economic completion date of the project. Alternatively, additional consideration of $13 million may be paid to the Company by the Consortium upon a positive decision related to the production of manganese.

Following the loss of control of MMB, the Company anticipates that it may lose its ability to direct the manganese developments through the Manganese Action Committee, a technical committee chartered by the board of MMB. The interests of the Consortium and MMB may be not be aligned to those of the Company and MMB may elect not to support ongoing development and expenditures directed towards the feasibility of the manganese project, in which case the Company may be required to refund the deposit liability to the Consortium.

Consequences of Cost Overruns and Consortium Financing for Listing of Baja’s Shares
As a result of the developments which have taken place since the forecast cost overruns were announced on April 23, 2012 – most recently the Consortium Financing and its effect on the interest which the Company holds in MMB and the Project – the Company may not be able to maintain a listing of its common shares on the TSX. In this event, the Company proposes to seek a listing of its shares on the TSX Venture Exchange, but it is uncertain if the Company will meet the listing requirements of this exchange. If the Company is unable to maintain the listing of its common shares on an exchange, it will make it difficult for shareholders to sell their shares. As the Company’s common shares have been registered in the United States under the United States Securities Exchange Act of 1934, as amended, the Company will continue to be required to comply with ongoing reporting obligations under the rules and regulations of the United States Securities and Exchange Commission applicable to a foreign private issuer.

Third quarter and recent events

  Until such time as the Consortium commits to the Stage II funding, MMB will remain under an Event of Default as defined in its senior lending agreements as the projected cost-overrun exceeds the MMB’s available funding. As a result, MMB remains unable to access any of its previously approved senior debt facilities. However, the Company, MMB and the Consortium have been successful in negotiating standstill agreements with MMB’s senior lenders, which will expire on November 20, 2012, whereby the lenders have agreed to refrain from exercising rights and remedies available to them under the senior lending agreements.

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  On July 26, 2012, the Company announced that MMB would obtain $90 million of interim financing to be provided by the Consortium in Stage I of the proposed funding solution. In Stage II, which is not yet fully committed, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Project. Under the terms of the agreement, the Consortium was required to complete the Stage I funding and to make its decision with regards to the Stage II financing by August 30, 2012. See “Consortium Financing”.

  The Consortium completed the Stage I interim financing of $90 million on August 27, 2012.

  Pursuant to the terms of the Consortium Financing, upon completing the Stage I $90 million commitment Baja’s ownership interest in MMB reduced from 70% to 49% (a reduction of 21%), which resulted in the Consortium acquiring control of MMB and the transfer of management responsibility over MMB from Baja to the Consortium. In addition, changes will be made to the shareholders’ agreement governing the rights of the shareholders of MMB, which will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. See “Consortium Financing”.

  As a result of the cessation of control, the Company has de-consolidated the assets and liabilities of MMB with effect on August 27, 2012 and is accounting for its investment in MMB under the equity method. The Company reported a loss on the deconsolidation of MMB of $115.8 million. See “Change in control of MMB”

  The original standstill agreement expired on August 1, 2012 and was replaced by a second standstill agreement expiring on September 15, 2012. The second standstill agreement provided that the standstill agreement would terminate should the Consortium not complete the Stage I financing by August 20, 2012. The senior lenders agreed to a waiver to the second standstill agreement requiring the Consortium to complete the Stage I financing by August 27, 2012. On September 24, 2012, an agreement extended the second standstill that originally expired on September 15, 2012, to October 1, 2012.

  Subsequent to September 30, 2012, the Consortium has contributed a further $104 million of interim funding to MMB and the standstill agreement was extended to October 22, 2012 and then November 20, 2012. These funds and the standstill extensions will allow construction of the Project to continue until November 20, 2012. In addition, the Company announced that the Consortium is actively engaging the senior lenders in a renegotiation of the original project financing in an effort to partially re-activate the loan facilities by November 20, 2012.

  As at September 30, 2012, and as at the date of this MD&A the Consortium has not yet reached a decision regarding its commitment to the Stage II financing. The decision is subject to further due diligence by the Consortium and reaching agreement with MMB’s senior lenders with respect to the re-activation of its credit facilities.

  The Company engaged SRK in the previous quarter to prepare an Independent Engineer’s Report evaluating the Company’s development and operating plans. In addition, SRK has been commissioned to prepare an NI 43-101 compliant technical report on the Project for the Company. A summary of the report is expected in late-November, 2012.

  During this continuing period of financial strain, MMB continued to employ a rigorous liquidity management process. With cooperation from many of the project vendors, MMB has been able to continue to advance overall construction. However, the schedule remains under pressure to meet existing targets and the Company withdrew all previous guidance with regards to production targets, until such time as the Consortium Financing has been completed and full-scale development resumed.

  With the support of the Consortium, later in the quarter MMB adopted measures to reactivate the advancement of the design, engineering and construction of the cobalt and zinc circuits of the Project.

  During the quarter ended September 30, 2012, in the expectation that the Company would down-size and sub-let its current office space, the Company recognized certain costs in respect of an anticipated relocation, including an impairment of the leasehold improvements and office furnishings and fittings of $1.9 million. Subsequent to September 30, 2012, the Company entered into a sub-lease agreement for the remaining term of its Vancouver office space lease. The agreement remains subject to the approval of the landlord.

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  On November 13, 2012, the Company announced that Mr. Ogryzlo, Baja’s Interim CEO & Chairman, was appointed as Interim Chief Financial Officer following completion of the transfer to MMB of Baja’s CFO, Rowland Wallenius, under the transition plan.

Consortium Financing

On July 26, 2012, the Company announced that MMB potentially obtained $90 million of interim financing, to be provided by the Consortium.

The Consortium, subject to the approval of the boards of directors and/or senior management of the respective members of the Consortium, had agreed to contribute $90 million to MMB on or about August 30, 2012, in Stage I of the Consortium Financing. The Stage I funding contribution was completed on August 27, 2012. In Stage II, which is not yet committed, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Project anticipated at the time of the agreement not to exceed $443.4 million.

The Stage I funding was intended to give the Consortium members time to complete an evaluation of the Project and decide if they wish, in their sole discretion, to commit to contributing the further funding necessary to bring the Project to construction completion. No decision has yet been made. However, subsequent to September 30, 2012, the Consortium has made further interim funding contributions of $104 million. The Consortium, MMB’s senior lenders and the Company continue work toward achieving a final funding solution. Should the Consortium elect not to commit fully to the Stage II funding or to continue to otherwise fund the operations of MMB by November 20, 2012, the Company expects that MMB will proceed with an orderly shutdown of operations at the Project.

Both stages of financing involve significant dilution to Baja’s interest in MMB. Further, there is no certainty that the Project will be completed, as the Consortium may determine that it does not wish to proceed to complete Stage II.

Stage I Funding: Interim Funding

The completion of the Stage I interim funding on August 27, 2012, resulted in an immediate reduction in Baja’s interest in MMB from 70% to 49%, which resulted in the Consortium acquiring control of MMB and the transfer of management responsibility over MMB from Baja to the Consortium. In accordance with the terms of the Consortium Financing, changes will be made to the shareholders’ agreement governing the rights of the shareholders of MMB which will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1 million. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board as long as its interest in MMB is at least 8%. The Company will be entitled to one board observer as long as it has any interest in MMB.

Regardless of any changes in the Company’s interest in MMB, the Company continues to remain liable for 70% of MMB’s senior borrowings under the current terms of the completion guarantee agreement. The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

The Stage I interim funding and subsequent advances of $104 million made by the Consortium following September 30, 2012 have enabled MMB to make partial payments to certain key vendor and continue critical path activities at the Project. $20 million of the Stage I interim funding was placed in a restricted cash account to be available only in connection with an orderly shutdown of the Project if Project completion is not attained and MMB’s cash position declines to $20 million (inclusive of the restricted cash).

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Stage II Funding: Financing the Completion of the Boleo Project

The decision of the Consortium regarding the Stage II funding is subject to further due diligence by the Consortium and agreement with MMB’s lenders with respect to the re-activation of its credit facilities. If the Consortium does not proceed with the Stage II funding, Baja expects that it will recommend to MMB that it proceed with an orderly shutdown of operations at the Project.

  If the Consortium elects to proceed with the Stage II funding, Baja will have a right to contribute to such funding, subject to contributing a minimum of $10 million and a contribution which would result in it holding a maximum 40% interest in MMB. Baja may raise funds for its contribution only through a non- backstopped rights offering to Baja’s shareholders.

  If Baja makes no contribution to the Stage II funding, Baja’s interest in MMB will be reduced from 49% to 10%. In addition, if the total equity costs to complete the Project exceed $443 million and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be further diluted according to a dilution formula to be negotiated.

  If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Stage II funding) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Stage II participation right by the total amount of the Stage II funding. If Baja fully exercises its Stage II participation right, it would be required to contribute approximately $341 million to retain a maximum 40% interest in MMB.

  Upon filing the SRK Consulting NI 43-101 report, Baja will have 60 days without financial penalty to complete a non-backstopped rights offering to provide it with funds to exercise its Stage II participation right. The Company’s largest shareholder, Mount Kellett, has advised Baja that it does not intend to participate in such rights offering and, at this time, management believes that a non-backstopped rights offering is unlikely to be supported by shareholders.

Change in control of MMB

As described above, the completion of Stage I of the Consortium Financing on August 27, 2012 resulted in the Consortium holding 51% of MMB’s shares and the Company holding 49% of MMB’s shares, and the assumption by the Consortium of control over MMB.

From the date of the loss of control, and for as long as the Company maintains a significant influence over MMB, the Company will account for MMB’s results under the equity method as defined in IAS 28 – Investments in Associates. Upon the loss of control of MMB and in accordance with IAS 27 – Consolidated and Separate Financial Statements, the Company has:

  Derecognized the assets and liabilities of and non-controlling interest in MMB at their carrying amounts on August 27, 2012;

  Derecognized the carrying value of Baja’s shareholder loan receivable from MMB (previously eliminated upon consolidation); and

  Recognized the retained investment in the MMB at its fair value (see below);

generating a loss on deconsolidation attributable to the Company of $115.8 million.

In approximating a fair value for its remaining interest in MMB, management has considered that MMB represents the Company’s most significant asset. Therefore a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at August 27, 2012, may be approximated and implied by the market capitalization of the Company following the announcement of the completion of the Stage I interim funding as adjusted for the carrying values at August 27, 2012 of the Company’s other assets and liabilities. This method supports an approximate fair value for the Company’s interest in MMB of $33.7 million as at August 27, 2012.

Baja Mining Corp. MD&A Q3 2012	10

As a result of the deconsolidation, figures reported on the Company’s Consolidated Balance Sheet as at September 30, 2012 include only the assets and liabilities of Baja Mining Corp. and its Luxembourg subsidiaries and exclude the assets and liabilities of MMB. The fair value attributable to the Company’s remaining interest in MMB is reflected in the Balance Sheet line item “Investment in Associate”. Additionally, the Company’s Consolidated Statements of Operations for the three and nine-month periods ended September 30, 2012, and the Company’s Consolidated Statements of Cash Flows for the nine-month period ended September 30, 2012, consolidate the results of MMB up to the date of deconsolidation on August 27, 2012, and thereafter consolidate only the operating results of Baja Mining Corp. and its Luxembourg subsidiaries and equity account for the results of MMB.

Further dilution of interest in MMB

Upon the completion of Stage II of the Consortium Financing, it is anticipated that the Company’s interest in MMB would be further diluted to a level of 10%, which may reduce further should the total equity costs to complete the Project exceed $443.4 million and further equity funding is required. Once the Company’s interest is below 20%, it may be considered that the Company does not exercise significant influence over MMB. Should management determine that it no longer has significant influence over MMB, the Company would cease to report MMB’s results under the equity method, but rather carry its investment in MMB at fair value.

Legal proceedings

During the period under review, various legal actions had been launched against the Company.

In April, Louis Dreyfus Commodities filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for the Company’s alleged failure to make timely disclosure of the forecast cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court.

In July 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. Among other reliefs, the petitioner seeks:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest and costs.

The Company intends to defend itself and has engaged various legal counsels to advise and assist the Company in its defense against these and any other legal proceedings that may arise.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Baja Mining Corp. MD&A Q3 2012	11

Overview

Baja Mining Corp. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s principal asset is its investment in the Boleo Project, which is a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico. The Project is currently under construction and surface and underground mining activities have commenced.

The Company now owns a 49% interest in the Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owns 49% of the shares of MMB. MMB holds all mineral and property rights in the Project. The remaining 51% of MMB is owned by the Consortium, the members of which acquired an initial 30% interest in June 2008.

Summarized financial results

	September 30	December 31
(USD thousands unless otherwise noted)	2012	2011
Cash and cash equivalents	5,379	39,625
Working capital deficit	(3,014)	(159,733)
Senior debt	-	152,018
Subordinated debt	10,000	243,157

	Three months ended		Nine months ended
	September 30		September 30
(USD thousands unless otherwise noted)	2012	2011	2012	2011

Capital expenditures - property, plant and equipment	(73,302)	(86,646)	(279,232)	(220,549)
(Loss) income	(151,782)	78,351	(322,748)	30,054
(Loss) income attributable to shareholders	(149,212)	60,177	(271,502)	21,599
(Loss) income per share - basic	(0.44)	0.18	(0.80)	0.06

Corporate developments

Further changes to the Company’s Board of Directors and management

During the quarter ended June 30, 2012, following the onset of the liquidity crisis, the Company’s Board of Directors (the “Board”) underwent significant change. During the current quarter, the Board underwent further changes with four resignations and two appointments. Mr. Ken Murphy and Mr. Stephen Lehner both resigned from the Board on July 31, 2012. Mr. Peter Clausi and Mr. Ross Glanville joined the board on August 7, 2012, and on August 10, 2012 Mr. Lorie Waisberg, Chairman, and Mr. François Marland resigned from the Board. Mr. Glanville was formerly a member of the Board from April 2005 until May 2011. These management changes over the course of only a few months present potential issues with continuity, and further Board changes may occur.

In addition, during the quarter under review the Company and MMB faced a number of changes to management. Adam Wright, COO of the Company and MMB, and Chuck Hennessey, MMB VP of Operations, resigned their positions. Several other senior MMB operational personnel including the General Manager Mining left their positions at MMB. Following the change of control of MMB, certain members of Company management, including senior accounting personnel, began their transition to MMB or have resigned. Subsequent to the quarter end, Baja’s CFO, Mr. Rowland Wallenius, transferred to MMB under the transition plan.

The Company has engaged external advisors to assist the Company through this critical period.

Baja Mining Corp. MD&A Q3 2012	12

Boleo Project development activities

Boleo is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego, California. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The Project is located within the “buffer zone” of the El Vizcaíno Biosphere (“El Vizcaíno”), a Mexican National environmental reserve; and the required Environmental Impact Manifest has been approved by Mexican authorities, allowing the Project to be built and operated in the buffer zone of El Vizcaíno.

Boleo is being developed as a series of underground mines using a room-and-pillar mining method, along with small open-cut mines. The ore will be fed to a processing plant, which will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, possibly at some point, manganese, probably as manganese carbonate. The plant is expected to produce, on average, 125 million pounds of copper per year for the first 6 years at an average grade above 2% and 84 million pounds of copper per year thereafter at an average grade of 1.33% (based on the currently schedule mine life). Based on present reserves and the current mine plan, the scheduled life of mine is 23 years. The above figures may be subject to change as a result of the revised mine plan being developed by MMB.

Construction of Boleo

Despite the Company’s funding shortfall, select construction activities continued on site with a focus on all circuits required for copper production. During the quarter under review, copper related circuits saw positive, albeit limited advancement, while the Project continued to maintain a manageable level of overall stability, construction progress, and vendor/supplier equipment debt management. Earthworks neared completion and the majority of concrete pours are finished. The erection of structural steel started, along with some electromechanical works. The construction of the marine terminal and the tailings storage facility progressed during the quarter to the extent that these are no longer critical activities. The engineering, procurement and construction of the backend of the plant related to cobalt and zinc production was reinstated. The liquidity management program remained in force to ensure that contractors were supplied with materials (fuel, rebar, concrete and steel) to maintain current work programs. ICAF continued to provide construction management services under the EPCM contract and approximately 2,300 people are currently working on the Project.

The cash flow management strategy continues to have an impact on various aspects of the Project including vendor deliveries, vendor schedules, non-critical construction progress, and engineering closeout. However, with the benefit of the Stage I interim funding by mid-September, certain key vendors received partial payments that resulted in the shipping of key components and equipment delayed during the current liquidity program. Large equipment located predominately outside of North America is now moving to the Project, including the two ball mills from China, the heat exchangers from India, the desalination plant from France, one tailings pump from Germany, as well as major equipment that had been detained in Houston (one ehouse, the gensets and one Dosco miner). Additionally, partial payments and agreements were reached with suppliers to help facilitate the restart of critical activities including fiber glass fabrications of launders, vessels, piping, CCD thickener lining, and slurry heat exchangers.

The MMB Project Management group started evaluating plans to return the Project back to a normalized level of development in anticipation that the closing of Stage II funding by the Consortium will be confirmed.

Surface and underground mining

Both surface and underground mining groups continued production work without mining any significant quantities of ore during the quarter under review. This reflects the surface mining group’s continued operations in

Baja Mining Corp. MD&A Q3 2012	13

OC3100 to produce tailings dam material for the TSF dam contractor and the continued advance in underground mine M303 at the upper level (Manto 3A / Sandstone) contact.

The surface mining group was primarily focussed on waste stripping activities during the period, although the rate of overburden production from OC3100 was decreased in the first two months of the quarter due to a reduction in hauling fleet availability, partially resulting from the impact of the liquidity management program, but also a warranty recall of the entire fleet following a factory inspection in July. The entire Kenworth truck fleet remained idled at the end of the quarter, but a number of units have since been repaired at their facility in Tijuana, and are being returned to service. This will impact surface production operations going forward until the fleet is returned to service. The ongoing work of exposing historical adits at M3080 was also continued, as well as the development of the M302 portal pad.

Grade control drilling was idle at OC3040 and OC3050, but continued at 302 Laydown Stockpile Base in September. After grade control drilling, the ore mined will be stockpiled separately from previously mined material, providing plant feed with grades known to an acceptable level of confidence.

The Company continues to experience slower than planned ramp up of underground mining. This is primarily the result of poor ground conditions, lower than expected equipment availability and a shortage of skilled operating personnel. A trial mining method was implemented during the second quarter whereby main access and pillaring entries are developed in waste above the ore horizon in mine M303. In this method, the accelerated rate of advance and lower ground control costs offset the impact of increased waste handling. This approach was demonstrated to be useful for establishing access in areas with pervasive old workings, but is not a viable method for the retreat mining phase. Future mining will revert back to the original mine plan where the entries are driven at the manto level in preparation for future retreat mining.

Equipment availability also factored in the lower rates of production, due to the idling of the Dosco M200-1 miner in support of keeping the Dosco M200-2 in operation, leaving the production operations with only one continuous mining unit. A scarcity of replacement parts resulting from the liquidity crisis was partly to blame. Operator skill training continued, with the contract trainers from TK Mining on site to provide additional hands on instruction with roof bolting, continuous miner operation and general supervisory responsibilities.

Operator skill training continued using simulators, equipment vendor representatives and experienced Company staff. The mining group increased to 210 total employees.

Negotiations continued with a third party contract miner during the reporting period. MMB’s contract miner will supply its own experienced personnel and equipment to re-establish the development schedule in mine M301 and other specific underground mines. This will not change the existing plan to recruit and train a local mining workforce for long term operation of mines. A significant additional annual cost will be associated with the use of a contract miner.

A combination of management interventions that include adjusting the sequence and method of underground mining, improving the availability of mining equipment, introducing contract miners and increasing the rate of targeting and mining higher grading areas of open pit mine workings, is expected to improve mining rates and productivities to the extents required to establish and maintain feed stockpiles for the processing plant.

Review of operating results

Comparison of the three-month period ended September 30, 2012 to the three-month period ended September 30, 2011

For the three-month period ended September 30, 2012, the Company recorded a loss attributed to its shareholders of $149.2 million or $0.44 per share (basic and diluted) as compared to income attributed to its shareholders of $60.2 million or $0.18 per share (basic and diluted) for the same period in 2011. The loss in 2012 was primarily driven by a losses of (i) $115.8 million relating to the loss of control of MMB upon completion of the Stage I interim funding and (ii) $15.2 million representing the Company’s share of results in associate (MMB), while in the three month period ended September, 30, 2011 (“Q3 2011”) the Company’s income was primarily driven by

Baja Mining Corp. MD&A Q3 2012	14

the fair value gain of $66.2 million on the Company’s zero cost collar hedge contract and $18.0 million in foreign exchange gains.

Operating expenses during the quarter ended September 30, 2012 were $8.0 million compared to $4.0 million for the same period in 2011. A summary of the most significant differences are discussed below:

  Wages: $1.0 million ($1.0 million in Q3 2011) – the level of wages remained in line with that of Q3 2011 as further termination payments were made during in the quarter that offset cost savings from reductions to staff levels at the head office at the end of May 2012 and during the current quarter.

  Professional and consulting fees: $3.4 million ($0.4 million in Q3 2011) – the increase in professional fees relates mainly to: (i) legal costs associated with the negotiation and other matters associated with the Consortium Financing and loss of control of MMB; (ii) the Company’s efforts to defend itself against the various legal and regulatory proceedings brought against it; (iii) the cost of counsel to assist the Board and its committees with governance matters; and (iv) greater reliance on external consultants given recent employee reductions and voluntary departures.

  Stock-based compensation: negative expense of $0.3 million ($1.2 million in Q3 2011) – the negative expense reflects the impact of a number of forfeitures of unvested stock options previously granted to employees affected by the staff reductions or voluntary departures in the Vancouver head office or at MMB during the last two quarters.

  Impairments: $2.2 million ($nil in Q3 2011) – (i) $1.9 million related to leasehold improvements at the Vancouver head office and related office equipment that are expected to be abandoned or sold at reduced rates upon the planned sub-let of the office premises; and (ii) $0.3 million in respect of the manganese production refundable deposit, for a change in estimate of amortized cost recorded as accelerated accretion, related to management’s decision to recognize the face value of the deposit liability, upon the loss of control of MMB on August 27, 2012.

Other items

  Foreign exchange loss: $8.6 million (gain of $18.0 million in Q3 2011) – the Canadian dollar strengthened against the US dollar during the period, while the Canadian dollar weakened considerably during the corresponding period of the previous year, resulting in more notable exchange gain in 2011.
  The foreign exchange loss is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Project.

  Loss on deconsolidation of subsidiary: $115.8 million ($nil in Q3 2011) – see “Change of control of MMB”.

  Share of results in associate: loss of $15.2 million ($nil in Q3 2011) – the Company recognized its proportionate share of losses realized in MMB for the period subsequent to its loss of control and deconsolidation on August 27, 2012. MMB’s loss during the period is substantially attributable to a fair value adjustment loss on its zero cost collar copper hedge contracts.

  Fair value adjustments related to derivative instruments: loss of $4.8 million ($64.9 million gain in Q3 2011) – the Company recognized fair value adjustments on its derivative contracts as follows:

o

$6.0 million loss on MMB’s zero cost collar copper hedge contracts, compared to a gain of $66.2 million recognized in Q3 2011. This loss in the current period is predominantly due to an increase in outlook for future copper prices during the period;

o

$1.3 million gain on its purchase put option related to the Company’s equity cost overrun facility, compared to a gain of $2.1 million recognized in Q3 2011. The gain in the current period reflects the impact of Company’s lower share price during the period. Management’s overall estimate has remained unchanged from the previous quarter, reflecting continuing uncertainties with regards to the Company’s ability to access the cost overrun facility, being subject to a final solution to the MMB funding shortfall;

Baja Mining Corp. MD&A Q3 2012	15

o

The Company determined at the end of the quarter ended June 30, 2012 that the fair value of the mandatory prepayment derivative liability related to MMB’s Baja funding loan approximated a value of $nil, which is indicative of the demand feature on the corresponding debt facility at that date and on September 30, 2012. Therefore the Company recognized no gain or loss during the current quarter, compared to a loss of $3.2 million in Q3 2011; and

o

The Company determined at the end of the quarter ended June 30, 2012 that the fair value of the mandatory prepayment derivative liability related to MMB’s US Exim loan approximated a value of $nil, which is indicative of the demand feature on the corresponding debt facility at that date and on September 30, 2012. Therefore the Company recognized no gain or loss during the current quarter. There was no gain or loss in Q3 2011 as the facility had not yet been drawn.

  Tax expense: $0.5 million recovery ($0.6 million expense in Q3 2011) – in connection with the decrease in the Company’s ownership interest in MMB during the period, the Company’s interest in the shareholder loans to MMB will be adjusted to correspond with its proportionate equity in MMB. In connection with that adjustment, the Company has recorded a partial recovery against previously recognized future withholding tax that would become payable at the time MMB repays interest accrued on its shareholder loans.

Comparison of the nine-month period ended September 30, 2012 to the nine-month period ended September 30, 2011

For the nine-month period ended September 30, 2012, the Company recorded a loss attributed to its shareholders of $271.5 million or $0.80 per share (basic and diluted) as compared to income attributed to its shareholders of $21.6 million or $0.06 per share (basic and diluted) for the nine-month period ended September 30, 2011. The loss in 2012 was primarily driven by: (i) impairment losses totalling $190.3 million, including a $188.1 million impairment following the announcement of the forecasted cost overrun of the Project during the quarter ended June 30, 2012; (ii) a loss of $115.8 million relating to the deconsolidation of MMB upon completion of the Stage I interim funding in the quarter end September 30, 2012; and (iii) a loss of $15.2 million representing the Company’s share of results in associate in the current quarter. The effect of the impairment was partially offset by fair value adjustments to the Company’s derivative instruments, as discussed below. In 2011 comparable period, the income was primarily driven by the fair value gain on the Company’s zero cost collar hedge contracts of $39.4 and $10.1 million in foreign exchange gains.

Operating expenses during the nine months ended September 30, 2012 were $207.6 million compared to $17.8 million for the same period in 2011. A summary of the most significant differences are discussed below:

  Wages: $4.3 million ($3.6 million in 2011 comparable period) – the increase in wages in 2012 compared to the corresponding quarter in 2011 reflects discretionary retention payments, which the Board extended to certain individuals who they determined to be critical to the continuation or transition of the Project.
  Even though the Company reduced staff levels at its head office at the end of May 2012, savings during the last month of the second quarter and during the third quarter were offset by severance extended to those individuals affected by the cut in May 2012 and further terminations in respect of the third quarter.

  Management and directors fees: $4.9 million ($1.6 million in 2011 comparable period) – the current period management and directors fees include an amount paid as severance to the former CEO. However, the impact was slightly offset by the fact that no incentive compensation was paid in 2012 (in consideration of the company’s current liquidity situation);

  Professional and consulting fees: $3.4 million ($0.4 million in 2011 comparable period) – the increase in professional fees relates mainly to: (i) legal costs associated with the negotiation and other matters associated with the Consortium Financing and change of control of MMB; (ii) the Company’s efforts to defend itself against the various legal and regulatory proceedings brought against it; (iii) the cost of counsel to assist the Board and its committees with governance matters; and (iv) greater reliance on external consultants given recent employee reductions and voluntary departures.

Baja Mining Corp. MD&A Q3 2012	16

  Stock-based compensation: $0.4 million ($4.4 million in 2011 comparable period) – the lower expense reflects the impact of a number of forfeitures of unvested stock options previously granted to employees affected by the staff reductions or voluntary departures in the Vancouver head office or at MMB during the last two quarters and very limited option grant activity during in 2012.

  Shareholder information: $2.3 million ($0.7 million in 2011 comparable period) – the increase in expense is the result of $1.5 million incurred by the Company in regards to a special shareholders meeting requisitioned by Mount Kellett Master Fund II A LP (“Mount Kellett”). A special meeting of shareholders was held on April 3, 2012 where shareholders voted to maintain the Board in place as of the meeting date. However, as discussed elsewhere, significant Board changes have occurred since.

  Impairments: $190.3 million ($2.7 million in 2011 comparable period) – the following impairments were recorded in the during 2012: (i) in the second quarter, a $171.2 million impairment on MMB property, plant and equipment as the Company identified a significant forecast cost overrun on the Project, which subsequently led to a significant decline in the Company’s market capitalization; (ii) in the second quarter, a $15.5 million impairment on deferred financing costs given the uncertainty surrounding the Company’s ability to reinstate its senior and subordinated debt facilities, (iii) in the second quarter, $1.4 million impairment on previously recognized stockpile inventory as the Company developed and implemented grade control and stockpile programs and previously recognized stockpile inventory, which had not been subject to the grade control program, was written off; (iv) in the current quarter, $1.9 million to leasehold improvements at the Vancouver head office and related office equipment that are expected to be abandoned or sold at reduced rates upon the planned sub-let of the office premises; and (v) in the current quarter, $0.3 million in respect of the manganese production refundable deposit, for a change in estimate of amortized cost recorded as accelerated accretion, related to management’s decision to recognize the face value of the deposit liability, upon the loss of control of MMB on August 27, 2012.
  The impairment loss of $2.7 million in the first nine months of 2011 is related to equipment previously purchased in 2008 that was no longer being used or had limited benefit in the construction progress.

Other items

   Foreign exchange loss: $9.5 million (gain of $10.1 million in 2011 comparable period) – the Canadian dollar strengthened against the US dollar during the period, while the Canadian dollar weakened during the corresponding period of 2011. The foreign exchange loss is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Project;

  Fair value gain related to derivative instruments: $26.3million ($39.2 million in 2011 comparable period) – the Company recognized fair value adjustments on its derivative contracts as follows:

o

$3.3 million loss on MMB’s zero cost collar copper hedge contracts, compared to a gain of $39.4 million recognized in the 2011 comparable period. This is predominantly due to an increase in outlook for future copper prices over the period;

o

$9.9 million gain on its purchase put option related to the Company’s equity cost overrun facility, which was a gain of $3.0 million in the 2011 comparable period. The primary reason for the increase in the put option value, and the resulting gain in 2012, was the result of an increase in management’s expectation of the probability of drawdown of the cost overrun facility, as well as the impact of the Company’s lower share price;

o

$6.8 million gain on the mandatory prepayment option related to MMB’s Baja funding loan, compared to a loss of $3.2 million in the 2011 comparable period. The Company determined that the fair value of the derivative approximated a value of $nil as at June 30, 2012, which is indicative of the demand feature on the corresponding debt facility at that date; and

o

$12.9 million gain on the mandatory prepayment option related to MMB’s US Exim loan as the Company determined that the fair value of the derivative approximated a value of $nil as at June 30, 2012, which is indicative of the demand feature on the corresponding debt facility at that date.

There was no gain or loss in the 2011 comparative period as the facility had not yet been drawn.

Baja Mining Corp. MD&A Q3 2012	17

  Tax expense: $0.8 million ($1.7 million in 2011 comparable period) – in connection with the decrease in the Company’s ownership interest in MMB in the third quarter, the Company’s interest in the shareholder loans to MMB will be adjusted to correspond with its proportionate equity in MMB. In connection with that adjustment, the Company has recorded a partial recovery against previously recognized future withholding tax that would become payable at the time MMB repays interest accrued on its shareholder loans.

Review of quarterly results

The eight most recently completed quarters prior to September 30, 2012:

	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2010	2011	2011	2011	2011	2012	2012	2012
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
Income (loss) for the period attributable to common shareholders of the Company ($’000)	$(65,499)	$(32,814)	$(5,764)	$60,177	$(10,087)	$(21,344)	$(100,946)	$(149,212)
Basic income (loss) per share for the period	$(0.28)	$(0.10)	$(0.02)	$0.18	$(0.03)	$(0.06)	$(0.30)	$(0.44)
Diluted income (loss) per share for the period	$(0.28)	$(0.10)	$(0.02)	$0.18	$(0.03)	$(0.06)	$(0.30)	$(0.44)

The fluctuations in income (loss) attributable to shareholders of the Company is primarily impacted by foreign exchange fluctuations between the Canadian and US dollars, with the largest impact attributable to Baja’s (Canadian functional currency) US dollar based investment in the Project, and the mark-to-market fair value adjustments on the Company’s derivative instruments. The fluctuation of foreign exchange rates and other market factors, such as copper prices and interest rates impact the magnitude of the fluctuation from quarter to quarter.

The operating costs of the Company are predominantly related to Baja, as the majority of MMB costs are capitalized as the Company continues development of the Project. For the period subsequent to August 27, 2012, the date of deconsolidation of MMB, any operating losses of MMB are accounted for using the equity method.

The current quarter loss was primarily driven by the loss of $115.8 million recognized on the deconsolidation of MMB, following completion of the Stage I interim financing and the related dilution in the Company’s interest in MMB from 70% to 49%.

Liquidity and capital resources

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

As of August 27, 2012, the Company no longer consolidates the operating results of MMB in the Company’s Statements of Operating Results and Statements of Cash flows. The Balance Sheet line items as at September 30, 2012 exclude the assets and liabilities of MMB, which are consolidated in prior quarters.

The Company’s combined cash and cash equivalents and short-term deposits as at September 30, 2012 totaled $7.6 million compared with $72.7 million as of December 31, 2011. All of the funds are highly liquid and are

Baja Mining Corp. MD&A Q3 2012	18

available immediately. The Company is in a working capital deficit position of $3.0 million as at September 30, 2012 (December 31, 2011 – deficit of $159.7 million). This improvement is predominantly due to the deconsolidation of MMB and removal from the balance sheet of its senior debt balances, the US Exim mandatory prepayment derivative, the hedge liability and the KDB and Funding Loan subordinated debt. Following the identification of the forecasted cost overrun facility, MMB has been unable to access any of the available senior debt facilities and the Company and MMB have since that time, been forced to employ very stringent treasury management practices and policies while searching for a funding solution.

In addition, at September 30, 2012, the Company held $2.0 million in restricted cash compared to $31.2 million at December 31, 2011. The total restricted cash at September 30, 2012 includes $0.7 million (December 31, 2011 - $2.0 million) which is restricted through operating credit facilities, and $1.3 million (December 31, 2011 - $nil) held in trust for employee benefits. At December 31, 2011, the Company also held restricted cash of $24.3 million of construction funds in trust and $4.9 million is restricted to payments on approved closure and reclamation costs.

During the nine-month period ended September 30, 2012, the Company utilized $15.1 million in operations ($9.3 million during 2011 comparable period). This was measured after taking into account adjustments for non-cash items such as impairments of $190.3 million ($2.7 million in 2011 comparable period), fair value gain on derivative contracts of $26.3 million (gain of $39.2 million in 2011 comparable period), unrealized foreign exchange loss of $9.1 million (gain of $10.1 million in 2011 comparable period), the loss on deconsolidation of MMB of $116.1 million (inclusive of the transfer of $0.2 million of MMB’s other comprehensive income) and the share of associate losses of $15.2 million ($nil in 2011 comparable period). The Company incurred cash expenditures on construction deposits and property, plant and equipment of $286.2 million ($229.1 million in 2011 comparable period), had an increase in value-added tax recoverable of $2.1 million ($11.6 million in 2011 comparable period), redeemed short term deposits of $31.4 million (invested $35.5 million in 2011) and utilized $2.4 million (utilized $90.3 million in 2011 comparable period) of its restricted cash on the Project. This increase in spending is consistent with the stage of construction and level of increased activity at the Project compared to 2011 taking into account the Event of Default and the liquidity crisis.

Prior to the Event of Default, MMB began drawing on its senior debt facilities in the fourth quarter of 2011. The total proceeds received from senior debt facilities during the first nine months of 2012 was $180.0 million ($nil in 2011 comparable period). In addition, prior to the loss of control in MMB on August 27, 2012, the Consortium had contributed to MMB shareholder loans of $97.5 million ($163.9 million in 2011 comparable period) against the Stage I interim funding.

As at September 30, 2012 and as of the date of this MD&A, the Company and MMB remain in an Event of Default, as defined in the Company’s senior lending agreements. The Company and MMB are also in default of its borrowing agreements related to the Korean Development Bank (“KDB”) Subordinated debt and Baja funding loan, due to the fact that MMB’s liabilities exceeded the carrying value of its assets as at June 30, 2012.

Should the Company and MMB remain in an Event of Default at the expiration of any standstill agreement, currently November 20, 2012, as a result of this (or any other arising) default, the lenders may exercise any combination of available remedies, including accelerated payment demand of the debt facilities. Under the terms of the current senior lending facilities completion guarantee, the Company is liable for its proportionate obligation (70%) of the senior borrowings and any amounts required under the economic completion guarantee. See “MMB debt guarantees”.

Baja Mining Corp. MD&A Q3 2012	19

Commitments, contingencies and contractual obligations

As at September 30, 2012, the Company had the following undiscounted contractual obligations:

Contractual Obligations	Payments due by period (thousands of US dollars)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5
					years
Accounts payable	$1,607	$1,607	$nil	$nil	$nil
Operating lease obligations [1]	$5,067	$159	$1,908	$1,272	$1,728
Subordinated debt[2]	$10,000	$10,000	$nil	$nil	$nil
Total	$16,674	$11,766	$1,908	$1,272	$1,728

1

The Company has an office lease for its corporate head office. The lease commits the Company to a 10 year lease at an average monthly lease of $52 (CDN$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $471 (CDN$480), as well as a letter of credit (“LC”) of $743 (CDN$757) to the landlord. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

2

The Company has a refundable deposit liability of $10,000 from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Project by the economic completion date of the project. Alternatively, additional consideration may be paid to the Company by the Consortium of $13 million upon a positive decision related to the production of manganese. Following the loss of control of MMB, the Company anticipates that it may lose its ability to direct the manganese developments and therefore the liability is recorded as a current liability at face value.

As required by the terms of the senior debt facilities, the Company has agreed to terms of an off-take arrangement with Louis Dreyfus whereby the Company committed to sell, on commercial terms, 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Project’s operations.

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted. In addition, following the Company’s announcement of the forecast Project cost overruns on April 23, 2012, the Company has become subject to a number of legal proceedings and litigation, including a class action lawsuit initiated by a shareholder seeking among other relief, damages in the amount of $250 million. See “Legal proceedings” for further details on legal proceedings and ligitation.

MMB debt guarantees

Under the terms of the current senior lending facilities completion guarantee, the Company is liable for 70% of the senior borrowings. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. Total facility obligations and the balances drawn (including accrued interest) as at September 30, 2012, are $759.6 million and $360.8 million, respectively.

The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations not already described herein.

Baja Mining Corp. MD&A Q3 2012	20

Transactions with related parties

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Nine months ended
		September 30,
	2012	2011
	‘000s	‘000s
Directors fees – administration	355	224
Management fees – administration	1,146	675
Management fees – property, plant and equipment	261	442
	1,762	1,341

The Company also recognized office and administration cost recoveries from a company with directors and officers in common during the three and nine months ended September 30, 2012 of $39 (2011 – $44) and $92 (2011 – $91). The above transactions occurred at commercial terms.

Receivables from the Company’s investment in associate related to management services provided by the Company to MMB are as follows:

September 30,
2012
Other current assets	171
Long term receivables	1,407
1,578

Share capital information

The Company did not grant any stock options to employees or directors of the Company subsequent to the balance sheet date. There had been no change to the Company’s issued and outstanding share capital as at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 340,213,025 issued and outstanding.

Subsequent to September 30, 2012, 5,670,500 warrants expired.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the CEO and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2011.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S. and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Baja Mining Corp. MD&A Q3 2012	21

Management’s responsibility for internal controls over financial reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We confirm there were no significant changes in internal controls over financial reporting during the most recent interim period ending September 30, 2012.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2011, the Company’s internal controls over financial reporting were effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Baja Mining Corp. MD&A Q3 2012	22